Alpha Investment Inc.

200 East Campus View Blvd., Suite 200

Columbus, OH 43235

Via EDGAR

November 30, 2022

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention: Ms. Stacie Gorman

Re: Alpha Investment Inc.

Amendment No. 2 to Form S-1 Registration Statement

Filed January 14, 2021

File No. 333-236371

Ladies and Gentlemen:

In response to the Staff’s letter of November 19, 2022, Alpha Investment Inc. (the “Company”) respects that the above-reference Registration Statement be withdrawn due to market conditions.

If you have any further questions or comments, kindly contact the undersigned at (305) 704-3294.

Very truly yours,

ALPHA MANAGEMENT INC.

By: /s/ Todd C, Buxton

Todd C. Buxton, Chief Executive Officer